Exhibit 6.1

CONFIDENTIAL AND PRIVILEGED

February 1, 2023

Via Electronic Mail Only

Carbonethic Holdings, Inc.

1500 West Georgia, Suite 1300

Vancouver, BC V6G2Z6

Canada

Attention: Michael Brent Tolmie, CEO

Re: Non-Binding Letter of Intent for the proposed acquisition of Carbon Credits

Dear Mr. Soloway,

This Non-Binding Letter of Intent (this “Letter”) is intended to summarize the principal terms on which Carbonethic Holdings Inc. (the “Seller”) wishes to enter into negotiations with EthicStream Inc. (the “Purchaser”) with respect to the purchase and sale of Carbon Credits (as defined below) to be generated from nature-based projects located in Canada by Seller or its Affiliates (as defined below) (the “Project(s)”). Upon the successful conclusion of such negotiations, the Parties intend to enter into a definitive agreement, the terms of which will outline the purchase, conveyance and marketing of Project Credits developed from the Projects (the “Carbon Credit Purchase and Sale Agreement” or the “PSA”). Purchaser and Seller are individually referred to herein, as a “Party” or collectively, as the “Parties”.

Parties & Concepts	Full description

Seller	Carbonethic Holdings Inc.

Purchaser	EthicStream Inc.

Project(s)	KDI Project. The Seller and the Purchaser may mutually agree, in writing, to add additional Projects.

Carbon Credits

“Carbon Credits” means all right, title and interest in, and benefits associated with, any and all voluntary or compliance-eligible carbon dioxide Emissions Reductions (ER) and any emission reduction, removal, allowance, credit, permit, offset, claim, characteristics, attribute, verified emission reduction, removal unit, howsoever entitled or designated, resulting from, attributable to or associated with the Project, which Carbon Credit shall be Verified (or otherwise confirmed as required by the Applicable Standard) and measured in units of one tonne of carbon dioxide equivalent using the global warming potentials stipulated by the Applicable Standard Body or the Intergovernmental Panel on Climate Change, as applicable and as may be evidenced by a serialized registration or certificate number; and shall include the reporting rights and benefits related to any such units including the right of a Person to report the ownership thereof in compliance with Applicable Law, if applicable, or otherwise to an international, federal or sub-national agency or any other Person, including under any present or future emissions trading program, a voluntary carbon market program, the UNFCCC, or the Paris Agreement, with a Vintage Year requirement as communicated by Climate Neutral (https://www.climateneutral.org) each year.

Relevant Definitions

“Applicable Law” means any international, federal, state, provincial, local or municipal law, regulation, code, order or other requirement or rule of law or the rules, policies, orders, regulations, judgments, rulings, decrees, injunctions, authorization, approvals or other directions or requirements of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof and any international treaty obligation of any Governmental Authority, applicable to a Person or any of its properties, assets, business or operations.

“Applicable Standard” means (i) with respect to Gold Standard, the Gold Standard Social and Climate Impact Project, as such standards may be amended, modified or replaced from time to time, (ii) with respect to Verra, the Verified Carbon Standard, the Climate, Community and Biodiversity Standards and the Sustainable Development Verified Impact Standard, as such standards may be amended, modified or replaced from time to time, and (iii) with respect to any other Applicable Standard Body, the mandatory GHG related legislative or regulatory requirement administered by a Governmental Authority or the voluntary GHG standard, program or scheme, including a Registry and their applicable protocol(s) for the creation or use of Carbon Credits.

“Applicable Standard Body” means (i) Verra, (ii) Gold Standard, or (iii) any other governing body making final and binding determinations under an Applicable Standard selected by the Parties.

“Emission Reductions” means all existing and future legal and beneficial rights arising from the physical reduction or sequestration of greenhouse gases (GHG Reductions and GHG removal enhancements) created by the physical assets of the Project, measured in increments of one metric ton of carbon dioxide equivalent, including any right, interest, credit, entitlement, benefit, allowance, certificate or registrable right arising from or in connection with that reduction or sequestration.

“GHG” means greenhouse gases listed in Annex A to the Kyoto Protocol to the United Nations Framework Convention on Climate Change.

“GHG Reduction” means the removal, limitation, reduction, avoidance, sequestration, or mitigation of emissions of any of the six greenhouse gases listed in Annex A to the Kyoto Protocol to the United Nations Framework Convention on Climate Change.

“Gold Standard” means the Gold Standard or Gold Standard for the Global Goals, published and administered by the Gold Standard Foundation, a nonprofit corporation headquartered in Geneva, Switzerland, and any successor thereto reasonably acceptable to the Parties.

“Governmental Authority(ies)” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

“Intergovernmental Panel on Climate Change” is the United Nations body for assessing the science on climate change (IPCC — Intergovernmental Panel on Climate Change).

“Paris Agreement” means the Paris Agreement (December 13, 2015), made under the UNFCCC, Report of the Conference of the Parties (Addendum) Decision 1/CP.21, FCCC/CP/2015/10/Add.1 (January 29, 2016).

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Authorities or any other type of organization or entity, whether or not a legal entity.

“Registry” means the body organized for the reporting, registration, and transfer of Carbon Credits.

“United Nations Framework Convention on Climate Change” or “UNFCCC” means the United Nations Framework Convention on Climate Change, May 9, 1992, S. Treaty Doc No. 102–38 (1992), 1771 U.N.T.S. 107.

“Verification” and “Verified” means a periodic independent review and after-the-fact determination by a verifier that the GHG Reductions have occurred during a specified period and otherwise meet the requirements of the Applicable Standard.

“Verra” means Verra, a nonprofit corporation registered under the laws of the District of Columbia (Washington, DC), and any successor thereto reasonably acceptable to the Parties.

“Vintage Year” means the month and calendar year or other calendar period specified by the Parties, as applicable, in which the GHG Reduction occurred.

Project Credits	Carbon Credits generated by the Project (“Project Credits”).

As the Project Credits will be generated from a number of different Projects in the Project, the Seller does not provide any warranty that each and every Project Credit is of similar value or nature.

Term

The term of the PSA shall commence on the Execution Date and shall terminate on the tenth (10th) anniversary of the first Delivery of Project Credits with mutual agreement to renewals of five (5) years terms (“Renewal Terms”) for (2) two additional Renewal Terms.

“Execution Date” is the date on which the PSA is signed by both Parties.

USD	Any and all amounts owing and paid under the PSA shall be in United States Dollars.

Transaction	Full description

Transaction	“Transaction” means a transaction for the purchase and sale of Carbon Credits between the Parties evidenced by an Order Confirmation Form (as such form shall be agreed by the Parties in the PSA).

Unit Price

The Purchaser shall pay the Seller the Net Realized Price per Project Credit.

“Margin” means thirty percent (30%) of the Realized Price.

“Marketing Fee” means half of a percent (0.5%) of the Realized Price.

“Net Realized Price” means an amount equal to the proceeds (cash only) realised by the Purchaser upon the sale of a Project Credit less the Marketing Fee less Margin and less any third-party broker or commission charges incurred and paid by the Purchaser directly related to the sale of the Project Credit.

“Realized Price” is actual price received by the Purchaser from a Third-Party Buyer (as defined below) of the Project Credit.

Where EthicStream retires any of the Project Credits on its own behalf, the Net Realized Price for such retired Project Credits should be calculated as the Average Price. “Average Price” means the average Realized Price for all Project Credits during the previous three (3) month period. If no sales of Project Credits have closed during such previous three (3) month period, the “Average Price” shall be calculated using the average offers that two independent North America brokers provide upon request.

Volume	Ten percent (10%) of Project Credits (the “Volume”).

Prepayment	The Purchaser shall prepay the Seller an amount calculated as the product of USD $[XX] per Project Credit, [XX] percent ([XX]%), and [XX],000,000 (which is the projected Volume) (“Prepayment”) within one hundred and twenty (120) days of the Execution Date.

Delivery Obligation

The Seller is required to Deliver the Volume of Project Credits arising from the Project.

“Delivery” means the transfer Carbon Credits to the Purchaser in accordance with the requirements of the Applicable Standard Body in accordance with the operating rules of the Registry. Title to the Project Credits will pass to the Purchaser upon Delivery.

Exclusivity

The Purchaser will have the exclusive right to market and sell the Volume for the Term of the PSA.

There are no restrictions on the size of trades, counterparties, minimum prices or the use of any electronic trading platform.

None of the Project Credits may be tokenized by the Purchaser.

Delivery Structure

Upon issuance, the Seller shall hold all the Project Credits in its account(s) in the relevant Registries.

The Seller will sell the Volume of Project Credits and deliver such Volume of Project Credits to the account of the Purchaser for the Purchaser to market, sell and Deliver the Volume of Project Credits to the account of the Carbon Credit buyer or retailer (“Third-Party Buyer”).

True Up

Upon receipt of payment by the Purchaser from the Third-Party Buyer, Purchaser and the Seller shall reconcile the Prepayment with the Net Realized Price.

Any positive difference between the Net Realized Price and Prepayment shall be paid by the Purchaser to the Seller within thirty (30) days.

Any negative difference between the Net Realized Price and Prepayment shall reduce the Prepayment amount.

Sales Period

The Purchaser must sell the Project Credits to a Third-Party Buyer within one-hundred twenty (120) days of receipt of such Project Credits (the “Sale Period”). Any Project Credits which have not been sold to a Third-Party Buyer during the Sale Period will be resold to the Seller at a the Prepayment price, with all costs associated therewith borne by the Purchaser.

Any such returned Project Credits will continue to be allocated towards the Seller’s Volume commitment.

No Volume Guarantee	The Seller makes no guarantee, commitment, warranty or other forecast with respect to the number of Project Credits that may be generated by the Project.

Sales and Marketing Agreement	The Parties will develop a joint Sales and Marketing Agreement for the sale of the Project Credits to Third Party Buyers.

Cancellation of a Transaction	Either Party may cancel a Transaction should either Party determine that the other Party has engaged in illegal activities, corrupt practices, terrorist activities or is in material breach of its obligations under the PSA.

Tax Considerations

The Parties will negotiate in good faith with each other to structure the Transaction in a Tax efficient manner which does not adversely affect any of the Parties.

“Taxes” means all taxes, surtaxes, duties, royalties, levies, imposts, tariffs, fees, assessments, reassessments, withholdings, dues, contributions and other charges and impositions of any nature, whether disputed or not, imposed, levied or charged by or on behalf of a Governmental Authority, and instalments in respect thereof, including such amounts imposed or collected on the basis of: income; profit; revenue; capital; real or personal property; payments; Deliveries or transfers of property or payments of any kind to residents or non-residents; purchases; consumption; sales; use; ad valorem; value added; stamp; gross receipts; licenses; environment; import, export of goods and services; distributions; registration of documents; occupation; labor; or equity; together with penalties, fines, additions to tax and interest thereon; and “Tax” shall have a corresponding meaning.

Seller’s Covenants	The Seller shall implement the Projects and:

(a)	Provide all necessary qualitative information to establish the conditions for a baseline GHG assessment for the Project;
(b)	Comply with all requirements to create Carbon Credits from the Project;
(c)	Register and validate the Project; and
(d)	Any other covenants reasonable and customary in a PSA, including but not limited to the maintenance of appropriate insurance coverage for the Project.

Purchaser’s Covenants	The Purchaser agrees, on an arms length basis, to use its best efforts to maximise the Net Realized Price of the Volume of Project Credits in accordance with the terms of the PSA.

Customary Terms	Full description
Additional Volume	The Seller and the Purchaser may agree to buy and sell additional volume of Carbon Credits generated from any other Projects developed by the Seller.

Program Reports	The Seller agrees to keep the Purchaser up to date (upon request, no more frequently than quarterly) of the status of the generation and issuance of Project Credits.

Seller’s Events of Default and Purchaser Remedies	The following shall constitute Seller’s Events of Default:

(a)	Failure to meet its payment obligations under the PSA within 10 Business Days after notice from the Purchaser of such default;
(b)	The Seller makes any representation or and warranty which is, in any material respect (or in any respect in the case of Representations and Warranties that are qualified by materiality), incorrect or incomplete and there isa failure to cure such breach within 20 Business Days after notice from the Purchaser of such default;
(c)	The Seller is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in the PSA, which breach or default is not remedied within a period of 20 Business Days after the earlier of (i) delivery by the Purchaser to the Seller of written notice of such breach or default, and (ii) the Seller becoming aware of such breach; and
(d)	Insolvency Event of the Seller.

If a default has occurred and is continuing, the Purchaser may seek all remedies at law or in equity.

Once the default is otherwise cured or waived, the Seller shall be deemed to have cured the default arising from such default.

“Business Day” means a day on which Federal Reserve member banks are open for business.

“Insolvency Event” means, in respect of any Person, any one or more of the following events or circumstances whereby such Person (i) becomes insolvent or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due; (ii) admits in writing its inability to pay its debts generally or declares any general moratorium on its indebtedness or proposes a compromise or arrangement between it and any class of its creditors or makes a general assignment for the benefit of creditors; (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, dissolution, winding-up, administration, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any Insolvency Law, or (z) the entry of an order for relief or the appointment of or the taking of possession by, a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for the Person or any substantial part of its respective property and, in the case of any such proceeding instituted against it (but not instituted by it) either such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of forty-five (45) days after the institution thereof, such Person fails to diligently and actively oppose such proceeding, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for it or for any substantial part of its properties and assets) occurs, or such Person files an answer admitting the material allegations of a petition or motion filed against it in any such proceeding; or (iv) takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in the foregoing paragraphs (i) through (iii) or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof.

“Insolvency Law” means any bankruptcy, insolvency, reorganization, liquidation, administration, conservatorship, assignment for the benefit of creditors, moratorium, rearrangement, arrangement, winding up, receivership or other debtor relief law of the Province of British Columbia, or other applicable jurisdiction from time to time in effect and affecting the rights of creditors generally including any proceeding under applicable corporate law seeking a compromise or arrangement of any debts of the corporation, or a stay of proceedings to enforce any of the claims of the corporation’s creditors.

Purchaser’s Events of Default and Seller Remedies	The following shall constitute Purchaser’s Events of Default:

(a)	the Purchaser fails to pay the Prepayment or any portion of the Net Realized Price to the Seller when due;
(b)	the Purchaser is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in the PSA, which breach or default is not remedied within a period of 20 Business Days after the earlier of (i) delivery by the Seller to the Purchaser of written notice of such breach or default, and (ii) the Purchaser becoming aware of such breach; or
(c)	the Purchaser makes any representation or warranty which is, in any material respect (or in any respect in the case of representations and warranties that are qualified by materiality), incorrect or incomplete and there is a failure to cure such breach within 20 Business Days after notice from the Seller of such default.

If a default has occurred and is continuing, the Seller may seek all remedies at law or in equity.

Representations and Warranties	Upon execution of the PSA, each Party shall make the Representations and Warranties similar to those that are customary in a Carbon Credit PSA, which shall be true as of the date of execution of the PSA and each Delivery and payment.

General Conditions	Full description

Governing Laws	This Letter and the PSA shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws), and each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of British Columbia. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to the PSA.

Confidentiality

Except to the extent required by law or as otherwise agreed by the Parties in writing, the Parties will keep confidential all business sensitive or proprietary information of the other furnished by that Party, the commercial details of all preliminary discussions and negotiations, and this Letter. Notwithstanding the preceding, neither Party is precluded from sharing information to Verification bodies, its investors, employees or advisors provided such persons are under a coextensive duty of confidentiality.

This provision shall survive termination of this Letter for a period of two (2) years.

Indemnity	The Parties agree to jointly and severally indemnify and save the other Party, its Affiliates and their respective directors, officers, employees and agents (the “Indemnified Persons”) harmless from and against any and all losses suffered or incurred by any of them as a result of, in respect of, or arising as a consequence of:

(a)	any breach or inaccuracy of any representation or warranty of the PSA;
(b)	any breach, including breach due to non-performance, or breach of any covenant or agreement to be performed under the PSA; or
(c)	the failure of a Party to comply with any Applicable Law, provided that the foregoing shall not apply to any losses to the extent they arise primarily from the gross negligence, willful misconduct, fraud, or material breach of the PSA by the Indemnified Person.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, the composition of the board of directors or managers of such Person, by contract or otherwise. Also, “Controlled” and “Controls”.

Consequential Damages	Neither Party shall be liable to the other Party for any incidental, indirect, special, exemplary, punitive, or consequential damages, anticipated or lost profits loss of time, or other similar losses of any kind incurred by the other Party in connection with such Party’s performance or non-performance under the PSA,

Expenses	The Parties shall bear their own respective expenses in connection with all matters regarding the Transaction (whether or not consummated), including the execution of this Letter and the PSA.

Mutuality	The Parties agree to cooperate with each other, and provide all assistance as reasonably requested, including the provision and collection of information, and attending any meetings, which a Party reasonably requires in connection with the preparation of all documents, and the seeking of any consents and other approvals, required in connection with the PSA.

This Letter is for discussion purposes only and represents an outline of the proposed principal commercial terms of the PSA, but is not legally binding, with the exception of the confidentiality obligation set out herein, and creates no legal obligations to proceed with the Transaction or enter into any definitive agreement in respect thereof, including the PSA. The terms set out in this Letter should not be considered exhaustive and the PSA will include standard terms and conditions for a transaction of this nature.

This Letter may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement. A signed copy of this Letter delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Letter. The headings of the various Paragraphs of this Letter have been inserted for reference only and shall not be deemed to be a part of this Letter.

[Signature Pages to Follow]

If you are in agreement with the terms set forth above (including the Parties being legally bound only by the General Conditions of this Letter) and desire to proceed with the PSA on that basis, please sign this Letter in the space provided below and return an executed copy to Purchaser.

PURCHASER:

EthicStream Inc.

By:	/s/
Name:	Joshua Soloway
Title:	Chief Executive Officer

Signature Page
Letter of Intent – CarbonEthic & EthicStream

AGREED TO AND ACCEPTED:

SELLER:

Carbonethic Holdings Inc.

By:	/s/
Name:	Michael Brent Tolmie
Title:	Chief Executive Officer

Signature Page
Letter of Intent – CarbonEthic & EthicStream